Delta Petroleum Corporation
Common Shares
247907207
September 30, 2004


CUSIP 247907207
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 7,077,600

6. 38,350

7. 7,077,600

8. 38,350

9. 247,500

10. n/a

11. 0.6%

12. BD


Item 1
(a) Delta Petroleum Corporation
(b) 475 Seventeenth Street, Suite 1400
    Denver, Colorado
    80202
    U.S.A.

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 247907207

Item 3
n/a

Item 4
(a) 247,500
(b) 0.6%
(c) (i) 7,077,600
    (ii) 38,350
    (iii) 7,077,600
    (iv)  38,350

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
October 8, 2004
Neal Nenadovic
Chief Financial Officer